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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                         (Amendment No. __________)*

                         Banyan Mortgage Investment Fund
 ---------------------------------------------------------------------------
                              (Name of Issuer)

                        Common Stock, $.01 par value
 ---------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 066 82 P 106
 ---------------------------------------------------------------------------
                               (CUSIP Number)

                          Lawrence G. Goodman, Esq.
                  Shereff, Friedman, Hoffman & Goodman, LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 758-9500
 ---------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               October 23, 1995
 ---------------------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement  /X/.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               SEC 1746 (12-91)

                                 SCHEDULE 13D


CUSIP No.  066 82 P 106                                   Page 2 of 11 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     GABRIEL CAPITAL, L.P.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                            (b) / /



3 SEC USE ONLY



4 SOURCE OF FUNDS

     WC


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) or 2(e)                                            / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION

  DELAWARE


                   7 SOLE VOTING POWER

 NUMBER OF
   SHARES          8 SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              922,979
    EACH
  REPORTING
   PERSON          9 SOLE DISPOSITIVE POWER
    WITH

                  10 SHARED DISPOSITIVE POWER

                        922,979



11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     922,979


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.3%


14 TYPE OF REPORTING PERSON*

     PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.



                                                               SEC 1746 (12-91)

                                 SCHEDULE 13D


CUSIP No.  066 82 P 106                                   Page 3 of 11 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON


     ARIEL FUND LIMITED


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                            (b) / /



3 SEC USE ONLY



4 SOURCE OF FUNDS


     WC


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) or 2(e)                                            / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION

  CAYMAN ISLANDS


                   7 SOLE VOTING POWER

 NUMBER OF
   SHARES          8 SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              1,361,332
    EACH
  REPORTING
   PERSON          9 SOLE DISPOSITIVE POWER
    WITH

                  10 SHARED DISPOSITIVE POWER

                        1,361,332


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,361,332


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.4%


14 TYPE OF REPORTING PERSON*

     CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.



                                                               SEC 1746 (12-91)

                                 SCHEDULE 13D


CUSIP No.  066 82 P 106                                   Page 4 of 11 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


     ARIEL MANAGEMENT CORP.


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                            (b) / /



3 SEC USE ONLY



4 SOURCE OF FUNDS

     00


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) or 2(e)                                            / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION

  DELAWARE


                   7 SOLE VOTING POWER

                        150,989
 NUMBER OF
   SHARES          8 SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              1,361,332
    EACH
  REPORTING
   PERSON          9 SOLE DISPOSITIVE POWER
    WITH
                        150,989

                  10 SHARED DISPOSITIVE POWER


                        1,361,332


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,512,321


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.8%


14 TYPE OF REPORTING PERSON*

     CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.



                                                               SEC 1746 (12-91)

                                 SCHEDULE 13D


CUSIP No.  066 82 P 106                                   Page 5 of 11 Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON


    J. EZRA MERKIN


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                            (b) / /



3 SEC USE ONLY



4 SOURCE OF FUNDS

     00


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) or 2(e)                                            / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION

  UNITED STATES


                   7 SOLE VOTING POWER

                        150,989
 NUMBER OF
   SHARES          8 SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              2,284,311
    EACH
  REPORTING
   PERSON          9 SOLE DISPOSITIVE POWER
    WITH
                        150,989

                  10 SHARED DISPOSITIVE POWER

                        2,284,311


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,435,300


12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1%


14 TYPE OF REPORTING PERSON*

     IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.




                                                               SEC 1746 (12-91)

                           SCHEDULE 13D



Item 1.   Security and Issuer

          Securities acquired:          Common Stock,  $.01 par value ("Common
                                        Stock")

          Issuer:   Banyan Mortgage Investment Fund
                    150 South Wacker Drive
                    Chicago, Illinois 60606
                    (312) 553-9800

Item 2.   Identity and Background

          (a), (b), (c) and (f) This Schedule 13D is being filed jointly by Gabriel Capital, L.P., a Delaware limited partnership ("Gabriel"), Ariel Fund Limited, a Cayman Islands corporation ("Ariel Fund"), Ariel Management Corp. ("Ariel"), a Delaware Corporation and the Investment Advisor of Ariel Fund, and
J. Ezra Merkin ("Merkin"), the General Partner of Gabriel. Merkin is also the sole shareholder, sole director and president of Ariel. Gabriel, Ariel Fund, Ariel and Merkin are hereinafter sometimes referred to collectively as the "Reporting Persons." The business address of each of Gabriel, Ariel and Merkin is 450 Park Avenue, New York, New York 10022 and the business address of Ariel Fund is c/o Maples & Calder, P.O. Box 309, Grand Cayman, Cayman Islands, British West Indies.

          Gabriel and Ariel Fund are private investment funds. Ariel and Merkin are private investment managers.

          Merkin is a United States citizen.

          See Item 5 for information regarding ownership of Common Stock.

          (d) and (e). During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds

          Gabriel purchased an aggregate of 922,979 shares of Common Stock at an aggregate cost of $570,502 using its own funds. Ariel Fund purchased an aggregate of 1,361,332 shares of Common Stock at an aggregate cost of $846,450 using its own funds. In addition, Ariel caused one of its private discretionary investment accounts to purchase 150,989 shares of Common stock at an aggregate cost of $93,895 using the funds of such account. See Item 5 and Schedule I hereto.

Item 4.   Purpose of the Transaction

          All of the shares of Common Stock reported herein were acquired for investment purposes. Each of the Reporting Persons may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

          Except for the foregoing, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.   Interest in Securities of the Issuer

          (a) and (b)   Gabriel is  the beneficial  owner of  922,979 shares  of
Common Stock, for a total beneficial ownership of 2.3% of the outstanding shares of Common Stock.

          Ariel Fund is the beneficial owner of 1,361,332 shares of Common Stock, for a total beneficial ownership of 3.4% of the outstanding shares of Common Stock.

          Ariel, as Investment Advisor to Ariel Fund, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 1,361,332 shares of Common Stock owned by Ariel Fund. In addition, Ariel has sole dispositive and voting power with respect to 150,989 shares of Common Stock purchased by a private discretionary investment account. Accordingly, Ariel may be deemed to be the beneficial owner of 1,512,321 shares of Common Stock, or 3.8% of the outstanding shares of Common Stock.

          As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 922,979 shares of Common Stock owned by Gabriel. In addition, as the sole shareholder and president of Ariel, Merkin may be deemed to have power to vote and to direct the voting of and the power to dispose and direct the disposition of the 1,361,332 shares of Common Stock owned by Ariel Fund and the 150,989 shares of Common Stock owned by Ariel's private account. Accordingly, Merkin may be deemed to be the beneficial owner of 2,435,300 shares of Common Stock, or 6.1% of the outstanding shares of Common Stock.

          The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 39,742,395 outstanding shares of Common Stock of the Issuer on August 11, 1995, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1995.

          (c) Schedule I indicates the transactions effected by the reporting persons during the past 60 days. All such trades were effected through the public markets.

          (d)  Not Applicable

          (e)  Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Not Applicable

Item 7.   Material to be Filed as Exhibits

          Exhibit A.  Agreement of Joint Filing.

Signatures

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             GABRIEL CAPITAL, L.P.

                             By: /s/ J. Ezra Merkin
                                 ------------------
                                  Name: J. Ezra Merkin
                                  Title: General Partner



                             ARIEL FUND LIMITED

                             By: MEESPIERSON MANAGMENT (CAYMAN)
                                 LIMITED

                             By: /s/ C. Anthony Mellin, Martin Byrne
                                ------------------------------------
                                Name: C. Anthony Mellin, Martin Byrne
                                Title: Director, Director


                             ARIEL MANAGEMENT CORP.

                             By: /s/ J. Ezra Merkin
                                -------------------
                                Name:  J. Ezra Merkin
                                Title: President

                             /s/ J. Ezra Merkin
                             ------------------
                             J.  EZRA MERKIN
Dated: November 2, 1995

                                                            SCHEDULE I

                                            Purchases of Shares of Common Stock

                                                                                    Number of Shares
                                                           --------------------------------------------------------
                              Aggregate      Price Per       Aggregate         Ariel                      Private
         Date               Dollar Amount      Share       Share Amount         Fund          Gabriel     Account
-----------------------     -------------   ----------     ------------      ----------     ----------  ------------
Balance as of August          $1,219,836       - -           1,827,643       1,021,590        692,568       113,485
31, 1995
September 19, 1995             $11,133      $0.46875           23,750          13,275          9,000         1,475
October 20, 1995               $45,660      $0.46875           97,407            --           97,407           --
October 23, 1995               $60,938      $0.46875          130,000          69,030         53,300         7,670
October 24, 1995               $25,359      $0.46875           54,100          28,727         22,181         3,192
October 25, 1995                $5,297      $0.46875           11,300           6,000          4,633           667
October 26, 1995                $5,250      $0.46875           11,200           6,261          4,245           694
October 27, 1995                $6,469      $0.46875           13,800           7,328          5,157         1,315
October 30, 1995                $6,703      $0.46875           14,300           7,593          5,863           844
October 31, 1995               $10,078      $0.46875           21,500          12,019          8,148         1,333
November 1, 1995               $15,375      $0.46875           32,800          18,335         12,431         2,034
November 1, 1995               $98,750      $0.50000          197,500         171,174          8,046        18,280
Balance as of                 $1,510,848       --            2,435,300       1,361,332        922,979       150,989
November 1, 1995
-------------------------------------------------------------------------------------------------------------------------

                                       5

Exhibit A
                       AGREEMENT OF JOINT FILING

          In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) of a statement on Schedule 13D or any amendments thereto, with respect to the Common Stock, $.01 par value, of Banyan Mortgage Investment Fund, and that this Agreement be included as an Exhibit to such filing.

          This Agreement may be executed in any number of counterparts each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

          IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 2nd day of November, 1995.

                             GABRIEL CAPITAL, L.P.

                             By: /s/ J. Ezra Merkin
                                 ------------------
                                 Name: J. Ezra Merkin
                                 Title: General Partner


                             ARIEL FUND LIMITED

                             By: MEESPIERSON MANAGEMENT
                                  (CAYMAN) LIMITED

                    By: /s/ C. Anthony Mellin, Martin Byrne
                        -----------------------------------
                        Name: C. Anthony Mellin, Martin Byrne
                        Title: Director, Director


                             ARIEL MANAGEMENT CORP.

                             By: /s/ J. Ezra Merkin
                                 ------------------
                                 Name:  J. Ezra Merkin
                                 Title: President

                             /s/ J. Ezra Merkin
                             ------------------
                             J.  EZRA MERKIN